UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-1(a)

(Amendment No. 2)

Trump Entertainment Resorts, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

89816T103

(CUSIP Number)

Amy Kim
Morgan Stanley
1585 Broadway
New York, NY 10036
(212) 762-5079

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89816T103	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Person: Morgan Stanley I.R.S. #36-3145972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC,CO

CUSIP No. 89816T103	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Person: Morgan Stanley & Co. Incorporated I.R.S. #13-2655998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON BD, CO

AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 amends the Report on Schedule 13D, originally filed on January 17, 2006 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on January 31, 2006. Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer

This Schedule 13D relates to the Class A common stock, par value $0.001 per share, CUSIP 89816T103 (“Common Stock”), of Trump Entertainment Resorts, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 15 South Pennsylvania Avenue, Atlantic City, New Jersey 08401.

Pursuant to and in accordance with the Supplemental Modified Sixth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Debtors and the Ad Hoc Committee of Holders of 8.5% Senior Secured Notes Due 2015, as filed with the United States Bankruptcy Court for the District of New Jersey in Camden, New Jersey in final form, on May 7, 2010 (the “Plan of Reorganization”), and effective on July 16, 2010, among other transactions, all of the Company’s prior equity interests were canceled and holders of such prior equity interests in the Company are not entitled to receive or retain any distribution or payment on account of such equity interests.

Item 2.  Identity and Background.

(a)         This Schedule 13D is being filed jointly on behalf of Morgan Stanley, a Delaware corporation(“MS”) and Morgan Stanley & Co. Incorporated, a Delaware corporation (“MS&Co.” and, together with MS, the “Reporting Persons”).

(b)         The name, business address, present principal occupation or employment of each director and executive officer of MS and MS&Co. are set forth in Schedule A and Schedule B, respectively.  The address of the principal business office of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

 (c)         MS is a leading global financial services firm that maintains significant market positions in each of its business segments – Institutional Securities, Global Wealth Management Group and Asset Management.  MS&Co. is a wholly-owned subsidiary of MS.

(d) and (e)         During the last five years, neither of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A and B, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Exhibit A hereto.

(f)	The citizenship of each of the persons set forth in Schedules A and B is provided therein.

Item 4.  Purpose of Transaction

On July 16, 2010, all prior equity interests in the Issuer, including the Common Stock, were canceled pursuant to the Plan of Reorganization.  As a result, the Reporting Persons ceased to be the beneficial owners of Common Stock.

Item 5.   Interest in Securities of the Issuer.*

See response to Item 4

* In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”).  This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN STANLEY

August 4, 2010
Date
/s/ Amy Y. Kim
Signature
Amy Y. Kim/ Authorized Signatory
(Name/Title)

MORGAN STANLEY & CO. INCORPORATED

August 4, 2010
Date
/s/ Amy Y. Kim
Signature
Amy Y. Kim/ Authorized Signatory
(Name/Title)

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title
*John J. Mack	Chairman of the Board
*James P. Gorman1	President and Chief Executive Officer
*Roy J. Bostock	Director
*Erskine B. Bowles	President of the University of North Carolina
*Howard J. Davies2	Director, The London School of Economics and Political Science
*Nobuyuki Hirano3	Deputy President and Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
*James H. Hance, Jr.	Director
*C. Robert Kidder	Chairman and Chief Executive Officer, 3Stone Advisors LLC
*Donald T. Nicolaisen	Director
*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School
*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A Haas School of Business at the University of California, Berkeley
Ruth Porat	Executive Vice President and Chief Financial Officer
Thomas R. Nides	Executive Vice President and Chief Operating Officer
Gary G. Lynch	Vice Chairman and Chief Legal Officer
Kenneth M. deRegt	Chief Risk Officer
Gregory J. Fleming	Executive Vice President and President of Asset Management and Research
Colm Kelleher4	Executive Vice President and Co-President of Institutional Securities
Paul J. Taubman	Executive Vice President and Co-President of Institutional Securities
Charles D. Johnston	Executive Vice President and President of Morgan Stanley Smith Barney
Walid A. Chammah	Executive Vice President, Chairman and Chief Executive Officer of Morgan Stanley International

* Director

1 Dual citizenship – Australia and United States
2 Citizenship – England
3 Citizenship – Japan
4 Dual citizenship – England and Ireland

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY & CO. INCORPORATED

The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS&Co. and each individual is a United States citizen.

Name	Title
*Ruth Porat	Chairman, President, and Chief Executive Officer of MS&Co.; Executive Vice President and Chief Financial Officer of Morgan Stanley (“MS”)
*Charles Chasin	Director
*Colm Kelleher5	Executive Vice President and Co-President of Institutional Securities of MS
*Richard Ostrander	Director
*Paul Taubman	Executive Vice President and Co-President of Institutional Securities of MS
Fred J. Gonfiantini	Chief Financial Officer
Graeme McEvoy6	Chief Operations Officer
John H. Faulkner	General Counsel and Secretary
David K. Wong	Treasurer
Jill W. Ostergaard	Chief Compliance Officer
Joseph D'Auria	Controller
* Director

5 Dual citizenship – England and Ireland
6 Citizenship - England

Exhibit A

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.  Morgan Stanley & Co. Incorporated (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005.  The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002.  Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

(b) In May 2007, MS&Co. consented, without admitting or denying the findings, to a censure, the entry of an order (the “Order”) that resolved the SEC’s investigation into violations of MS&Co.’s duty to obtain the best price possible for certain retail orders for over-the-counter securities processed by Morgan Stanley’s computerized market-making system from October 24, 2001 through December 8, 2004.  Pursuant to the Order, Morgan Stanley was ordered to (1) cease and desist from committing any violations and any future violations of Section 15(c)(1)(A) of the Exchange Act, which prohibits broker-dealers from using manipulative, deceptive or fraudulent devices or contrivances to effect securities transactions, (2) pay disgorgement of $5,949,222 and pre-judgment interest thereon of $507,978 and (3) pay a civil money penalty of $1.5 million.  Morgan Stanley also agreed to retain an independent distribution consultant to develop and implement a distribution plan for the disgorgement ordered, and to retain an independent compliance consultant to conduct a comprehensive review and provide a report on its automated retail order handling practices.

(c) On September 27, 2007, the Financial Industry Regulatory Authority (“FINRA”) announced that the Company entered into a Letter of Acceptance, Waiver and Consent (the “AWC”) to resolve charges filed by FINRA on December 19, 2006.  In the AWC, FINRA found that, among other things, Morgan Stanley provided inaccurate information regarding the existence of pre-September 11, 2001 emails and failed to provide such emails to arbitration claimants and regulators in response to discovery obligations and regulatory inquiries, failed adequately to preserve books and records, and failed to establish and maintain systems and written procedures reasonably designed to preserve required records and to ensure that it conducted adequate searches in response to regulatory inquiries and discovery requests.  The AWC also included findings that Morgan Stanley failed to provide arbitration claimants with updates to a supervisory manual when called for in discovery.  FINRA found that Morgan Stanley violated Section 17(a) of the Securities Exchange Act of 1934, Rule 17a-4 thereunder, NASD Conduct Rules 2110, 3010 (a) and (b) and 3110, NASD Procedural Rule 8210 and Interpretative Material 10100 under the NASD Code of Arbitration Procedure.  In the settlement, Morgan Stanley neither admitted nor denied these findings.  The settlement established a $9.5 million fund for the benefit of potentially affected arbitration claimants to be administered by a third party at the expense of Morgan Stanley.  In addition, Morgan Stanley was censured and agreed to pay a $3 million regulatory fine and to retain an independent consultant to review its procedures for complying with discovery requirements in arbitration proceedings relating to Morgan Stanley’s retail brokerage operations.

(d) Starting in July 2003, Morgan Stanley received subpoenas and requests for information from various regulatory and governmental agencies, including the SEC, the NYSE and various states, in connection with industry-wide investigations of broker-dealers and mutual fund complexes relating to possible late trading and market timing of mutual funds. In December 2007, Morgan Stanley settled all claims with the SEC concerning late trading and market timing of mutual funds in the retail system over the period from January

2002 to August 2003.  Under the terms of the settlement, Morgan Stanley will, among other things, be censured and pay a monetary fine.

(e) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005.  These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline.  Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(f) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Company’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violation of federal or state securities laws.  Each of these proceedings was settled by MS&Co. consenting to the entry of an order without admitting or denying the allegations in the complaint.  All of such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference.  The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.